Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX AND QUIKRETE FINALIZE SALE OF U.S. REINFORCED

CONCRETE PIPE MANUFACTURING BUSINESS

MONTERREY, MEXICO, JANUARY 31, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that one of its subsidiaries in the U.S. has closed the divestment of its U.S. Reinforced Concrete Pipe Manufacturing Business to Quikrete Holdings, Inc. for approximately U.S.$500 million. The transaction also includes a potential addition of U.S. $40 million to the purchase price contingent on future performance.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

Bank of America Merrill Lynch and Citigroup Global Markets Limited are acting as financial advisors to CEMEX in this transaction.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.